Exhibit 5.12

CONSENT OF ENGINEER

Ladies and Gentlemen:

The undersigned hereby consents to (1) the references to the undersigned’s name, included or incorporated by reference in the Registration Statement on Form F-10 filed by Fury Gold Mines Limited with the United States Securities and Exchange Commission, in connection with all scientific and technical information relating to the mineral projects or properties material to Eastmain Resources Inc. contained in the management information circular of Fury Gold Mines Limited (formerly Auryn Resources Inc.) dated September 3, 2020 with respect to the annual general and special meeting of shareholders of Fury Gold Mines Limited (formerly Auryn Resources Inc.) held on October 5, 2020, and (2) all other references to the undersigned included or incorporated by reference in the Registration Statement on Form F-10 of Fury Gold Mines Limited.

Dated: May 10, 2021

By:	/s/ William McGuinty
William McGuinty, P.Geo.